Exhibit 4.7

DESCRIPTION OF REGISTERED SECURITIES

General

iFresh Inc. has one class of securities, Common Stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following description of Common Stock summarizes the material terms and provisions of the Common Stock as set forth in our articles of incorporation and bylaws, but it is not complete. For the complete terms of our Common Stock, please refer to our articles of incorporation, as may be amended from time to time, and our bylaws, as amended from time to time. The Delaware General Corporation Law may also affect the terms of these securities.

As of August 6, 2020, our authorized capital stock consists of 1,000,000 shares of preferred stock, $0.0001 par value per share, of which 1,000 shares of Series A Preferred Stock is issued and outstanding and 1,000 shares of Series B Convertible Preferred Stock is issued and outstanding; and 100,000,000 shares of Common Stock, $0.0001 par value per share, of which 25,194,085 shares are issued and outstanding.

The authorized and unissued shares of our Common Stock and preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of The Nasdaq Capital Market, or any stock exchange on which our securities may be listed at such time. Unless approval of our stockholders is so required, our board of directors will not seek stockholder approval for the issuance and sale of our Common Stock.

Preferred Stock

On December 11, 2019, we entered into an agreement with Long Deng, our Chief Executive Officer, pursuant to which we issued 1,000 shares of its preferred stock to Mr. Deng in exchange for the cancellation of $3,500,000 of liabilities. The shares of preferred stock are only convertible into shares of common stock if the conversion is approved by iFresh’s stockholders. If the conversion is approved, the preferred stock will result in the issuance of 9,210,526 shares of common. Long Deng is the Chief Executive Officer and a director of iFresh.

On March 26, 2020, we entered into an agreement (the “Acquisition Agreement”) with Kairui Tong and Hao Huang (collectively, the “Sellers”) and Hubei Rongentang Wine Co., Ltd. and Hubei Rongentang Herbal Wine Co., Ltd., pursuant to which the Sellers sold their 100% interest in Hubei Rongentang Wine Co., Ltd. and Hubei Rongentang Herbal Wine Co., Ltd. (collectively, the “Target Companies”) to us in exchange for 3,852,372 shares of the Company’s common stock and 1,000 shares of the Company’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”). Upon approval of the Company’s shareholders, the 1,000 shares of Series B Preferred Stock will be converted into 3,834,796 shares of our common stock.

Both the Series A Convertible Preferred Stock and the Series B Convertible Stock have a liquidation preference but no voting rights.  Each series is convertible automatically up on stockholder approval of the conversion, but is not otherwise convertible.

Common Stock

The holders of iFresh Common Stock are entitled to one vote for each share held on all matters to be voted on by shareholders and do not have cumulative voting rights. The holders of iFresh Common Stock are entitled to receive dividends, if and when declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of iFresh, iFresh’s shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the iFresh Common Stock. iFresh’s common shareholders have no preemptive or other subscription rights.

Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock.

Our Common Stock is listed on The Nasdaq Capital Market under the symbol “IFMK.” The transfer agent and registrar for our Common Stock is Continental Stock Transfer and Trust Company, 17 Battery Place, New York, New York 10004.

Delaware Law Affecting Business Combinations

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.